UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3 )*

                            HEARTLAND PARTNERS, L.P.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

            UNITS REPRESENTING CLASS A LIMITED PARTNERSHIP INTERESTS
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    422357103
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

        LAWRENCE LEVITT, CHIEF FINANCIAL OFFICER, ODYSSEY PARTNERS, L.P.
            31 WEST 52ND STREET, NEW YORK, N.Y. 10019 (212) 708-0600
--------------------------------------------------------------------------------
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                          NOTICES AND COMMUNICATIONS)

                                DECEMBER 23, 1996
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX [ ].

NOTE: SIX COPIES OF THIS STATEMENT, INCLUDING ALL EXHIBITS, SHOULD BE FILED WITH THE COMMISSION. SEE RULE 13D-1(A) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 13 OF THE SECURITIES EXCHANGE ACT OF 1934 (THE "ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

                                  SCHEDULE 13D


CUSIP NO.  422357103                                          PAGE 2 OF 14 PAGES


       1         NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         Odyssey Partners, L.P.

       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [X]

                                                                         (b) [_]

       3         SEC USE ONLY


       4         SOURCE OF FUNDS

                 Not Applicable

       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)                              [_]

       6         CITIZENSHIP OR PLACE OF ORGANIZATION

                         Delaware

   NUMBER OF           7        SOLE VOTING POWER
     SHARES                     29,750 Units
  BENEFICIALLY
    OWNED BY           8        SHARED VOTING POWER
      EACH                      -0-
   REPORTING
     PERSON            9        SOLE DISPOSITIVE POWER
      WITH                      29,750 Units

                      10        SHARED DISPOSITIVE POWER
                                -0-

       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 29,750 Units

       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                              [_]

       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 1.4%

       14        TYPE OF REPORTING PERSON

                 PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP NO.  422357103                                          PAGE 3 OF 14 PAGES


       1         NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                Leon Levy

       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [X]

                                                                         (b) [_]

       3         SEC USE ONLY


       4         SOURCE OF FUNDS
                 Not Applicable

       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)                              [_]

       6         CITIZENSHIP OR PLACE OF ORGANIZATION

                         United States

   NUMBER OF           7        SOLE VOTING POWER
     SHARES                     12,700 Units
  BENEFICIALLY
    OWNED BY           8        SHARED VOTING POWER
      EACH                      -0-
   REPORTING
     PERSON            9        SOLE DISPOSITIVE POWER
      WITH                      12,700 Units

                      10        SHARED DISPOSITIVE POWER
                                -0-

       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 12,700 units

       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                              [X]

                 (See Item 5)

       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 0.6%

       14        TYPE OF REPORTING PERSON

                 IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP NO.  422357103                                          PAGE 4 OF 14 PAGES

       1         NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         ZILKHA & SONS, INC.

       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (A) [X]

                                                                         (B) [_]

       3         SEC USE ONLY


       4         SOURCE OF FUNDS
                 NOT APPLICABLE

       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(D) OR 2(E)                              [_]

       6         CITIZENSHIP OR PLACE OF ORGANIZATION

                         NEW YORK

   NUMBER OF           7        SOLE VOTING POWER
     SHARES                     24,500 UNITS
  BENEFICIALLY
    OWNED BY           8        SHARED VOTING POWER
      EACH                      NONE
   REPORTING
     PERSON            9        SOLE DISPOSITIVE POWER
      WITH                      24,500 UNITS

                      10        SHARED DISPOSITIVE POWER
                                NONE

       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 24,500 UNITS

       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                              [_]

       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 1.1%

       14        TYPE OF REPORTING PERSON

                 CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP NO.  422357103                                          PAGE 5 OF 14 PAGES


       1         NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         Jack Nash

       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [X]
                                                                         (b) [_]

       3         SEC USE ONLY


       4         SOURCE OF FUNDS
                 Not Applicable

       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2 (e)                             [_]

       6         CITIZENSHIP OR PLACE OF ORGANIZATION

                         United States

   NUMBER OF           7        SOLE VOTING POWER
     SHARES                     20,000 Units
  BENEFICIALLY
    OWNED BY           8        SHARED VOTING POWER
      EACH                      -0-
   REPORTING
     PERSON            9        SOLE DISPOSITIVE POWER
      WITH                      20,000 Units

                      10        SHARED DISPOSITIVE POWER
                                -0-

       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 20,000 Units

       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                              [X]

                 (See Item 5)

       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 0.9%

       14        TYPE OF REPORTING PERSON

                 IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO.  422357103                                          PAGE 6 OF 14 PAGES

       1         NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         EZRA K. ZILKHA

       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (A) [X]

                                                                         (B) [_]

       3         SEC USE ONLY

       4         SOURCE OF FUNDS
                 NOT APPLICABLE

       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(D) OR 2(E)                              [_]

       6         CITIZENSHIP OR PLACE OF ORGANIZATION

                         UNITED STATES

   NUMBER OF           7        SOLE VOTING POWER
     SHARES                     71,000 UNITS (SEE ITEM 5)
  BENEFICIALLY
    OWNED BY           8        SHARED VOTING POWER
      EACH                      1,500 UNITS    (SEE ITEM 5)
   REPORTING
     PERSON            9        SOLE DISPOSITIVE POWER
      WITH                      71,000 UNITS (SEE ITEM 5)

                      10        SHARED DISPOSITIVE POWER
                                1,500 SHARES (SEE ITEM 5)


       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 72,500 UNITS  (SEE ITEM 5)

       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                              [X]

                 (SEE ITEM 5)

       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 3.4%

       14        TYPE OF REPORTING PERSON

                 IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

               This Amendment No. 3 ("Amendment No. 3") amends and restates in its entirety the Statement on Schedule 13D (the "Original Schedule 13D") filed by Odyssey Partners, L.P. ("Odyssey"), Leon Levy ("Mr. Levy"), Jack Nash ("Mr. Nash"), Ezra K. Zilkha ("Mr. Zilkha"), and Zilkha & Sons, Inc. ("Zilkha & Sons"), with the Securities and Exchange Commission (the "Commission") on July 9, 1990, as amended by Amendment No. 1 thereto filed with the Commission on September 28, 1992 ("Amendment No. 1"), and Amendment No. 2 thereto filed with the Commission on March 19, 1993 ("Amendment No. 2"), with respect to the Units representing Class A limited partnership interests (the "Units") in Heartland Partners. L.P., a Delaware limited partnership (the "Company"). Odyssey, Mr. Levy, and Mr. Nash are referred to herein collectively as the "Odyssey Group." Mr. Zilkha and Zilkha & Sons are referred to herein collectively as the "Zilkha Group". The members of the Odyssey Group and the members of the Zilkha Group are collectively referred to herein as the "Reporting Persons."

Item 1.        Security and Issuer.

               This statement relates to the Units. The address of the principal executive office of the Company is 547 West Jackson Boulevard, Suite 1510, Chicago, Illinois 60606.

Item 2.        Identity and Background.

               This Amendment No. 3 is being filed jointly by the Reporting Persons pursuant to an Agreement dated July 6, 1990 (the "Joint Filing Agreement"), among each of the Reporting Persons.(1) The Joint Filing Agreement is included as Exhibit A hereto.

               As a result of the sale transactions referred to in Item 5(c) below, the members of the Odyssey Group, on the one hand, and the members of the Zilkha Group, on the other hand, have ceased to be members of a single group (as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder) comprised of the Reporting Persons and, accordingly, have terminated the Joint Filing Agreement. (The members of the Odyssey Group constitute a separate, single group for purposes of this Amendment No. 3. The members of the Zilkha Group constitute a separate, single group for purposes of this Amendment No. 3.) An Amendment to Joint Filing Agreement, dated December 31, 1996, among the Reporting Persons terminating the Joint Filing Agreement is attached as Exhibit B hereto.

               Odyssey is a Delaware limited partnership with its principal executive office located at 31 West 52nd Street, New York, New York 10019. Odyssey is a private investment partnership with substantial equity capital invested in marketable securities and closely held businesses. Odyssey has six general partners (individually, an "Odyssey General Partner" and, collectively, the "Odyssey General Partners"): Mr. Levy, Mr. Nash, Joshua Nash, Stephen Berger, Brian Wruble and Nash Family Partnership, L.P., a New York limited partnership. The business address of each Odyssey General Partner is 31 W. 52nd Street, New York, N.Y. 10019. The principal occupation of Messrs. Levy, Mr. Nash, Joshua Nash, Berger and Wruble (each of whom is a citizen of the United States) is

--------------------
        (1) Peter Sharp and The Peter Jay Sharp Foundation were formerly parties to the Joint Filing Agreement, but as reported in Amendment No. 1, previously withdrew from the Schedule 13D group currently comprised of the Reporting Persons.

to serve as a general partner of Odyssey. The principal business of Nash Family Partnership, L.P. is investments. The general partner of Nash Family Partnership, L.P. is Joshua Nash. During the last five years, neither Odyssey nor any Odyssey General Partner has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               Zilkha & Sons is a New York corporation with its principal executive office located at 767 Fifth Avenue, Suite 4605, New York, New York 10153. Zilkha & Sons is a private investment firm. The directors and executive officers of Zilkha & Sons are Mr. Zilkha (President and Treasurer and a director) and Cecile Zilkha (Secretary and a director). Mr. Zilkha and Cecile Zilkha are each citizens of the United States and have a business address c/o Zilkha & Sons, 767 Fifth Avenue, Suite 4605, New York, New York 10153. The principal business of Mr. Zilkha is to serve as President of Zilkha & Sons. Cecile Zilkha is the wife of Mr. Zilkha. During the last five years, neither Zilkha & Sons, Mr. Zilkha, nor Cecile Zilkha has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it, he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.

               Except as provided in the following paragraph, the Reporting Persons received all Units beneficially owned by them pursuant to the Spinoff (as defined below) of the Company by Chicago Milwaukee Corporation, a Delaware corporation ("CMC"). At the time of the Spinoff, each of the Reporting Persons was the beneficial owner of common stock, par value $1.00 per share, of CMC (the "CMC Common Stock"). Pursuant to the Spinoff, CMC and its wholly owned subsidiary, Milwaukee Land Company ("MLC"), transferred (the "Transfer") substantially all of their respective real estate properties, together with certain other assets and certain liabilities, to an operating general partnership pursuant to an agreement with the Company. CMC's stockholders approved the Transfer at a Special Meeting held June 7, 1990. In consideration of the Transfer, the Company issued 2,142,438 Units to CMC and MLC. On June 30, 1990, CMC distributed (the "Distribution" and, together with the Transfer, the "Spinoff"), on a pro rata basis and without consideration, to the holders of record of the CMC Common Stock on June 18, 1990 (the "Distribution Record Date"), all of the Units received by CMC and MLC at the rate of one Unit for each share of CMC Common Stock owned as of the close of business on the Distribution Record Date. The Reporting Persons owned CMC Common Stock on the Distribution Record Date and, accordingly, received in the Spinoff a number of Units equal to the number of shares of CMC Common Stock owned by them as of the close of business on the Distribution Record Date.

               As reported in Amendment No. 1 and Amendment No. 2, Odyssey purchased (i) an additional 42,100 Units on September 18, 1992 for an aggregate purchase price (excluding brokerage commissions) of $315,750 and (ii) an additional 131,200 Units on March 10, 1993 for an aggregate purchase price (excluding brokerage commissions) of $1,049,575. The funds used by Odyssey for such purchases were derived from its working capital.


Item 4.        Purpose of Transaction.

               Ezra K. Zilkha is a member of the Board of Directors of MLC, the general partner of the Company. MLC, as general partner, manages and controls the operations and activities of the Company. Accordingly, Mr. Zilkha will be in a position to influence the operations and activities of the Company.

               Each Reporting Person intends to hold the Units beneficially owned by it for investment. Subject to availability at prices deemed favorable, the Reporting Persons may purchase additional Units from time to time in the open market, in privately negotiated transactions or otherwise. Each Reporting Person may also in the future dispose of the Units, if any, beneficially owned by it in the open market, in privately negotiated transactions or otherwise.

               Although the foregoing represents the range of activities currently contemplated by the Reporting Persons with respect to the Company, it should be noted that their possible activities are subject to change at any time. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.        Interest in Securities of the Issuer.

               (a) Each Reporting Person beneficially owns the following number (and percentage(2)) of Units:

               1.     Odyssey: 29,750 Units (1.4%).

               2. Mr. Levy: 12,700 Units (0.6%). Excludes the 29,750 Units owned by Odyssey. Mr. Levy may be deemed to be the beneficial owner of the Units owned by Odyssey.

               3. Mr. Nash: 20,000 Units (0.9%). Excludes the 29,750 Units owned by Odyssey. Mr. Nash may be deemed to be the beneficial owner of the Units owned by Odyssey.

               4. Mr. Zilkha: 72,500 Units (3.4%). Includes 1,500 Units owned by Mr. Zilkha's wife, Cecile E. Zilkha, as to which Mr. Zilkha shares voting and dispositive power with Mrs. Zilkha. Excludes the 24,500 Units owned by Zilkha & Sons. Mr. Zilkha may be deemed to be the beneficial owner of the Units owned by Zilkha & Sons.

-----------------------
        (2) There were 2,142,438 Units outstanding as of September 30, 1996, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996.

               5.     Zilkha & Sons: 24,500 Units  (1.1%).

        After netting out the Units deemed to be beneficially owned by more than one of the Reporting Persons, as of the date of this Amendment No. 3, (i) the Reporting Persons collectively beneficially own an aggregate of 159,450 Units (7.4% of the outstanding Units), (ii) the Odyssey Group collectively beneficially own 62,450 Units (2.9% of the outstanding Units) and (iii), the Zilkha Group collectively beneficially own 97,000 Units (4.5% of the outstanding Units). Except as provided in this paragraph (a), none of the Reporting Persons, nor any other person named in Item 2 above, beneficially owns any Units.

               (b) The response of each of the Reporting Persons to (i) Items
(7) through (11) of the portions of the cover page of this Amendment No. 3 which relate to the Units beneficially owned by such Reporting Person and (ii) Items 5(a) above is incorporated herein by reference.

               (c) On December 23, 1996, Odyssey sold, through open-market transactions effected on the American Stock Exchange, an aggregate of 310,100 Units, as set forth below:


             Number of Units        Price Per Unit     Aggregate Price
             ---------------        --------------     ---------------
                 68,000                  $9.23            $627,934
                242,100                  $8.70          $2,106,199


        None of the Reporting Persons, nor any other person named in Item 2 above, has effected any other transactions in the Units during the 60 days preceding the date of this Amendment No. 3.

               (d)    Not applicable.

               (e) The Odyssey Group and the Zilkha Group are no longer part of a single group and, accordingly, each ceased to be the beneficial owner of more than five percent of the outstanding Units on December 23, 1996.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               The Reporting Persons are parties to (a) the Joint Filing Agreement, which is included as Exhibit A this Amendment No. 3 and (b) an Amendment to Joint Filing Agreement, which is included as Exhibit B to this Amendment No. 3.

Item 7.        Material to be Filed as Exhibits.

               The following are filed herewith as Exhibits to this Amendment No. 3:

A.             Joint Filing Agreement, dated July 6, 1990

B.             Amendment to Joint Filing Agreement, dated December 31, 1996


                                    SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 3 is true, complete and correct.

Dated:  December 31, 1996

                                           ODYSSEY PARTNERS, L.P.


                                           By:    /s/ Jack Nash
                                              -------------------------------
                                                  Jack Nash
                                                  A General Partner

                                                  /s/ Leon Levy
                                              -------------------------------
                                                  Leon Levy

                                                  /s/ Jack Nash
                                              -------------------------------
                                                  Jack Nash

                                                  /s/ Ezra Zilkha
                                              -------------------------------
                                                  Ezra Zilkha


                                           ZILKHA & SONS, INC.


                                           By:     /s/ Ezra Zilkha
                                              -------------------------------
                                                   Ezra Zilkha
                                                   President

                                  EXHIBIT INDEX


Exhibit                                                                  Page
-------                                                                  ----

A.      Joint Filing Agreement........................................... 13

B.      Amendment to Joint Filing Agreement.............................. 14